Mail Stop 3561

October 8, 2009

Alan M. Meckler
Chief Executive Officer
WebMediaBrands Inc.
23 Old Kings Highway South
Darien, CT 06820

     Re: WebMediaBrands Inc.
            Revised Preliminary Proxy Statement on Schedule 14A
            Filed September 29, 2009
            File No. 000-26393

Dear Mr. Meckler:

     We have reviewed your responses to our letter dated September 24, 2009 and have the following additional comments. In each of our comments below, please confirm in writing to us in detail sufficient for an understanding of your disclosure how you intend to comply in future filings by furnishing us your proposed revisions. After reviewing this information, we may raise additional comments.

Preliminary Proxy Statement on Schedule 14A

Summary, page 1

1. We note your response to comment two in our letter dated September 24, 2009 and your revised disclosure "our board of directors consulted with our management and our legal and financial advisors and considered a number of factors, including possible alternatives to the sale, the sale process and terms, and the opinion of Moelis & Company." We also note that you identify your legal advisors in connection with this transaction but not your financial advisors; unless you are referring to Moelis & Company. Please clarify your disclosure to disclose your financial advisors.

Proposal #1: Proposal to Sell the Business, page 17

Background of the Sale of the Business, page 17

2. In an appropriate place in this discussion, please revise to include the information you provide in your response to comment 17 in our letter dated September 24, 2009.

3. We note your response to comments six and 16 in our letter dated September 24, 2009. Please revise your disclosure to clarify, as you indicate in your response, that the private equity firm terminated discussions. Currently, your disclosure does not clearly state who terminated discussions and, therefore, it is not clear to what extent, if any, you considered this offer.

4. We note your response to comment four in our letter dated September 24, 2009. On page 21 in the third paragraph please identify the members of WebMediaBrands' management and QuinStreet that engaged in the final rounds of negotiations.

Opinion of WebMediaBrand's Financial Advisor, page 23

5. We note your response to comment 19 in our letter dated September 24, 2009. Please revise your disclosure to provide the 2009 financial forecasts.

******

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Donald Reynolds, Esq.